ACT Investment Company Act
SECTION 24
RULE 24f-2
PUBLIC AVAILABILITY 5/24/12

May 24, 2012

IM Ref. No. 20124301731
GMO Trust
File No. 811-04347

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated May 24, 2012 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under section 6(b) of the Securities Act of 1933 (the "1933 Act"), section 24 of the Investment Company Act of 1940 (the "1940 Act") or rule 24f-2 thereunder, against GMO Trust, an open-end management investment company registered under the 1940 Act, if GMO Trust calculates and pays its registration fees pursuant to rule 24f-2 in the manner described in your letter.

You state the following: GMO Trust and GMO Series Trust each are registered as open-end, management investment companies under the 1940 Act. Each series of GMO Series Trust is a feeder fund (each a "GMO Feeder Fund" and collectively, the "GMO Feeder Funds") in a master-feeder fund structure. Each GMO Feeder Fund invests substantially all of its assets in a corresponding series of GMO Trust (each a "GMO Master Fund"). Shares of each GMO Master Fund and shares of each GMO Feeder Fund are registered under the 1933 Act. Each GMO Feeder Fund is a conduit for investment in the corresponding GMO Master Fund, and under normal circumstances, each GMO Feeder Fund will invest at least 95% of its assets in shares of its corresponding GMO Master Fund with any remaining assets being held as cash. You propose that GMO Trust exclude the net sales price of shares of each GMO Master Fund sold to the corresponding GMO Feeder Fund when calculating GMO Trust's "aggregate sales proceeds" in Item 5(i) of Form 24F-2. You assert that permitting such calculation and payment is consistent with the purposes of section 24(f) and rule 24f-2 thereunder.

LEGAL ANALYSIS

Section 6(b) of the 1933 Act generally requires a registrant to pay to the Commission a fee to register the securities it proposes to offer. Section 24(f) of the 1940 Act and the rules thereunder modify the 1933 Act registration provisions for certain registered investment companies. Section 24(f) of the 1940 Act, in relevant part, provides that an open-end management company shall be deemed to have registered an indefinite amount of securities upon the effective date of its registration statement and shall pay a registration fee based on the aggregate sales price for which the company's securities were sold pursuant to a registration of an indefinite amount of securities under section 24(f)(2) during the previous fiscal year, which is then reduced by the aggregate redemption or repurchase price of the securities of the company during that year and by the aggregate redemption or repurchase price of any securities of the company that were not used in prior years. Rule 24f-2 requires that any open-end management company file a Form 24F-2 accompanied by a registration fee not later than 90 days after the end of any fiscal year during which it has publicly offered its securities.

You argue that GMO Trust should be able to exclude the net sales price of shares of each GMO Master Fund sold to the corresponding GMO Feeder Fund when calculating its "aggregate sales proceeds" in Item 5(i) of Form 24F-2. You assert that this would prevent the payment of rule 24f-2 registration fees for the same aggregate proceeds from investors in each GMO Feeder


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Fund, thereby avoiding "double counting" of assets on which such registration fees are paid.[1] In support of your request, you note that the Commission has taken analogous positions concerning the payment of 24f-2 registration fees with regard to certain two-tier conduit arrangements.[2]

Based on your facts and representations, we would not recommend enforcement action to the Commission against GMO Trust under section 6(b) of the 1933 Act, section 24 of the 1940 Act, or rule 24f-2 thereunder, if GMO Trust calculates and pays 1933 Act registration fees pursuant to rule 24f-2 under the 1940 Act based on all of its sales and redemptions of securities during its previous fiscal year except for sales to and redemptions from the GMO Feeder Funds that issued securities on which registration fees were paid to the Commission pursuant to Section 6(b) of the 1933 Act.[3]

Our position is based particularly on your representations that:

- GMO Trust and GMO Series Trust each are registered as open-end, management investment companies under the 1940 Act;
- Shares of each GMO Master Fund and shares of each GMO Feeder Fund are registered under the 1933 Act;
- Each series of GMO Series Trust is a feeder fund in a master-feeder fund structure;
- Each GMO Feeder Fund is a conduit for investment in the corresponding GMO Master Fund; and
- Each GMO Feeder Fund invests substantially all of its assets in a corresponding series of GMO Trust. Under normal circumstances, each GMO Feeder Fund will invest at least 95% of its assets in shares of its corresponding GMO Master Fund with any remaining assets being held as cash.[4]

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1 You state that each GMO Feeder Fund will calculate and pay rule 24f-2 registration fees on an annual basis.

2 Specifically, instruction C.3 of Form 24F-2 provides for the exclusion from an issuer's aggregate sales price (reported in Item 5(i) of the Form) the sales price of shares sold to a unit investment trust ("UIT") that offer interests that are registered under the 1933 Act and on which registration fees have been, or will be, paid. The instruction further provides, however, that an issuer excluding the sales price of these shares from its aggregate sale price may not use shares redeemed or repurchased from these UITs for purposes of determining the redemption or repurchase price reported in Items 5(ii) and 5(iii) of the Form. *See also* Registration Fees for Certain Investment Companies, Investment Company Act Rel. No. 21332 (Sept. 1, 1995) and Registration Under the Securities Act of 1933 of Certain Investment Company Securities, IC-22815 (Sept. 12, 1997) ("1997 Adopting Release") (discussing rationale for expanding scope of instruction C.3 to prevent "double payment" of registration fees for certain two-tier conduit arrangements).

3 In accordance with instruction C.3 of Form 24F-2, if GMO Trust does not include sales to a GMO Feeder Fund, it will not use shares redeemed or repurchased from that GMO Feeder Fund for purposes of determining the redemption or repurchase price reported in Items 5(ii) and 5(iii) of the Form.

4 *See* 1997 Adopting Release, supra note 2, at n. 16 and accompanying text (the Commission "is not adopting ... [a] suggestion that the instructions permit exclusion of the value of fund shares sold to a management investment company in a 'fund-of-funds' arrangement" because "a management company in a fund-of-funds arrangement does not act as a conduit for investments in the other funds.").

This response expresses our view on enforcement action only and does not express any legal or interpretive position on the issues presented. Because our position is based upon all of your facts and representations, any different facts or representations may require a different conclusion.[5]

Michael S. Didiuk
Senior Counsel

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[5] This letter confirms the position that the staff provided orally to Kenneth R. Earley of Grantham, Mayo, Van Otterloo & Co. LLC, adviser to GMO Trust and GMO Series Trust, on March 29, 2012.



Grantham, Mayo, Van Otterloo & Co. LLC
40 Rowes Wharf, Boston, MA 02110
T: (617) 330-7500 F: (617) 261-0134 www.gmo.com

May 24, 2012

Via Electronic Mail

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Douglas J. Scheidt, Esq.

Re: GMO Trust

Dear Mr. Scheidt:

I am writing on behalf of GMO Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). I seek your assurance that the staff of the Division of Investment Management (the "Staff") will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action against GMO Trust under Section 6(b) of the Securities Act of 1933, as amended (the "1933 Act"), if GMO Trust, in calculating its registration fee pursuant to Section 24(f) of the 1940 Act and Rule 24f-2 thereunder, excludes the net sales price (*i.e.*, aggregate sales price reduced by the aggregate price of redemptions) of shares of each Master Fund (as defined below) sold to their corresponding Feeder Fund (as defined below) when calculating GMO Trust's "aggregate sales proceeds" in Item 5(i) of Form 24F-2, as further described below.

Background

As of January 1, 2012, GMO Series Trust, an open-end management investment company registered under the 1940 Act, began to offer publically shares of its eighteen (18) series (each a "Feeder Fund" and collectively, the "Feeder Funds").[1] Each Feeder Fund, in reliance on Section 12(d)(1)(E) of the 1940 Act, will invest substantially all of its assets in shares of a corresponding series of GMO Trust (each a "Master Fund" and collectively, the "Master Funds").[2] Shares of each Feeder Fund and shares

[1] Grantham, Mayo, Van Otterloo & Co. LLC ("GMO"), an investment adviser registered under the Investment Advisers Act of 1940, as amended, serves as investment adviser to GMO Trust and GMO Series Trust and their respective series.

[2] Shares of the Feeder Funds are primarily available for purchase by eligible retirement plans (*e.g.*, 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit-sharing and money purchase pension plans, defined benefit plans, and non-qualified deferred compensation plans) ("Plans") whose accounts are maintained by the Feeder Funds at an omnibus level. The initial purchase of shares of certain Feeder Funds by Plans took place on March 30, 2012.

of each corresponding Master Fund are registered under the 1933 Act. Each Feeder Fund's sole portfolio holding, other than cash, will be shares of its corresponding Master Fund.[3]

Given that the Master Funds and the Feeder Funds are open-end funds registered under the 1940 Act, they are subject to Section 24(f) of the 1940 Act. Section 24(f)(1) provides that a mutual fund is deemed to have registered an indefinite amount of shares upon the effective date of its registration statement under the 1933 Act. Section 24(f)(2) requires a mutual fund to pay a registration fee to the Commission based upon the aggregate sales price of shares sold during each fiscal year, reduced by the aggregate price of shares redeemed or repurchased during that fiscal year.[4]

I believe that the Master Funds, in calculating their annual Rule 24f-2 registration fees, should be able to exclude from their aggregate sales price the net sales price of shares sold to the Feeder Funds (which themselves will calculate and pay Rule 24f-2 registration fees on an annual basis). That outcome would prevent the payment of Rule 24f-2 registration fees for the same aggregate proceeds from investors in the Feeder Funds, thereby avoiding "double counting" of assets on which such registration fees are paid. I believe my request is analogous to a prior Staff interpretation and subsequent Commission rule-making concerning the inapplicability of Rule 24f-2 registration fees to shares sold to insurance company separate accounts and periodic payment plans, each themselves organized as unit investment trusts ("UITs") and registered under the 1940 Act.

Discussion

Relief from "double counting" of assets has a long history under Rule 24f-2. In June 1995, the Staff issued an interpretive letter to the American Council of Life Insurance which provided that underlying funds were not required to pay Rule 24f-2 registration fees on shares they sold to insurance company separate accounts registered as UITs and selling shares pursuant to registration under the 1933 Act (or separate accounts exempt from registration under the 1940 Act but which nonetheless register under the 1933 Act and pay registration fees thereon).[5] A few months later, in connection with amendments to Rule 24f-2 and Form 24F-2, the Commission stated that the purpose behind the American Council Letter was "to prevent payment of [Rule 24f-2] registration fees ... for the same aggregate proceeds from investors in variable insurance products that results in 'double counting' of assets on which such fees are paid."[6] In that same Release, the Commission, citing the American Council Letter, added instructions to Form 24F-2 providing for the exclusion of shares sold to unmanaged insurance company separate accounts that issue interests therein on which registration fees have been, or will be, paid.[7] Finally, in

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3 Under normal circumstances, each Feeder Fund will invest at least 95% of its assets in shares of its corresponding Master Fund with any remaining assets being held as cash.

4 Rule 24f-2 under the 1940 Act prescribes the form (Form 24F-2) used by mutual funds to calculate and pay their registration fee to the Commission.

5 *See American Council of Life Insurance*, SEC No-Action Letter (pub. avail. June 20, 1995) (the "American Council Letter").

6 *See Registration Fees for Certain Investment Companies*, IC-21332 (Sept. 1, 1995) [60 FR 47041 (Sept. 11, 1995)] at 47044.

7 *Id.*

September 1997, in connection with further amendments to Rule 24f-2 and Form 24F-2, the Commission further expanded this exclusion to include shares sold to UITs whose interests are structured as periodic payment plans.[8] In doing so, the Commission concluded that with respect to both separate accounts and periodic payment plans, a fund was selling shares to a UIT that acts as a mere conduit for the investor's investment in the underlying fund.[9]

I believe that the master-feeder structure is analogous to the Form 24F-2 instructions as they pertain to separate accounts and periodic payment plans organized as UITs that act as mere conduits for the investor's investment in the underlying funds. Each Feeder Fund will be investing substantially all of its assets in shares of a corresponding Master Fund. In this regard, it is worth noting that Section 12(d)(1)(E) of the 1940 Act and related Staff guidance do not allow a Feeder Fund alternative investment options beyond the corresponding Master Fund.[10] As such, it is my position that the Feeder Funds should be viewed as nothing more than conduits for investment in the corresponding Master Funds and, therefore, the Form 24F-2 instructions as they pertain to separate accounts and periodic payment plans should be equally applicable to Master Fund shares sold to the corresponding Feeder Fund.[11]

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8 *See Registration Under the Securities Act of 1933 of Certain Investment Company Securities*, IC-22815 (Sept. 10, 1997) [62 FR 47934 (Sept. 12, 1997)] at 47937 and n. 16.

9 *Id.* Of further note is that the Commission in this Release refused to expand the exclusion to include shares sold to a management investment company in a "fund of funds" arrangement, stating that, unlike the UIT arrangements, a fund of funds arrangement does not act generally as a conduit for investments in other funds. Accordingly, the relief requested hereby is limited to a feeder fund's investment in a corresponding master fund in reliance on Section 12(d)(1)(E) of the 1940 Act.

10 Section 12(d)(1)(E) of the 1940 Act carves out an exception from the fund-of-fund investment limitations of Section 12(d)(1) where the shares of the underlying fund constitute the only "investment security" held by the acquiring fund. The Staff has not provided guidance on what constitutes an "investment security" for purposes of Section 12(d)(1)(E). In a very limited number of cases, the Staff has issued no action relief to funds relying on Section 12(d)(1)(E) that proposed to also purchase zero coupon U.S. Treasury-issued notes or bonds, *although*, the Staff in granting this relief did not explicitly confirm that "government securities" are not "investment securities" under Section 12(d)(1)(E). (*See, e.g., Equity Securities Trust*, SEC No-Action Letter (pub. avail. Jan. 19, 1994); *The Thai Fund, Inc.*, SEC No-Action Letter (pub. avail. Nov. 30, 1987)). In light of the lack of any concrete precedent and subject to any future Commission rule-making and/or Staff relief in this regard, GMO does not intend to invest the minimal cash balances held by any Feeder Fund.

11 Specifically, instruction 3 on Form 24F-2 provides for the exclusion from an issuer's aggregate sales price (reported in Item 5(i) of the Form) the sales price of shares sold to UITs that offer interests that are registered under the 1933 Act and on which registration fees have been, or will be, paid. The instruction further provides, *however*, that an issuer excluding the sales price of these shares from its aggregate sale price may not use shares redeemed or repurchased from these UITs for purposes of determining the redemption or repurchase price reported in Items 5(ii) and 5(iii) of the Form. In the context of the master-feeder structure described in this letter, GMO Trust will not use shares redeemed or repurchased from the GMO Feeder Funds for purposes of determining the redemption or repurchase price reported in Items 5(ii) and 5(iii) of the Form. In order to meet this requirement, GMO Trust intends to exclude the net sales price (*i.e.*, aggregate sales price reduced by the aggregate price of redemptions) of shares of each Master Fund sold to their corresponding Feeder Fund when calculating GMO Trust's "aggregate sales proceeds" in Item 5(i) of the Form.

Conclusion

Based on the foregoing, I would appreciate your confirming that the Staff will not recommend enforcement action to the Commission if GMO Trust excludes the net sales price of shares of each Master Fund sold to the corresponding Feeder Fund when calculating GMO Trust's "aggregate sales proceeds" in Item 5(i) of Form 24F-2.

Please contact the undersigned at (617) 790-5101, or Jason B. Harrison at (617) 346-7520, should you have any questions or concerns regarding this request.

Sincerely,



Kenneth R. Earley

cc: Michael S. Didiuk, Esq., Division of Investment Management
Heather Fernandez, Division of Investment Management